THRIVENT MUTUAL FUNDS

625 FOURTH AVENUE SOUTH

MINNEAPOLIS, MINNESOTA 55415

January 29, 2018

VIA EDGAR CORRESPONDENCE

Patrick Scott

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Thrivent Mutual Funds Form N-1A Registration Statement
File Nos. 033-12911 and 811-05075

Mr. Scott:

On January 23, 2018, you provided comments based on a review of the N-1A registration statement of Thrivent Mutual Funds (the “Registrant”, and each of its series a “Fund”). Any defined terms used in this letter that are not defined herein have the definitions given to them in the N-1A. The following is a description of the comments presented and the Registrant’s responses.

1.	Please confirm that it remains to be the case that no Fund has a policy to concentrate its investments in a particular industry. If a Fund has a policy to concentrate in a particular industry, please disclose this in the Principal Strategies section.

The Registrant confirms that no Fund has a policy to concentrate its investments in a particular industry.

2.	Instruction 3(e) to Item 3 of Form N-1A states that an expense reimbursement or fee waiver arrangement that will reduce any Fund operating expenses for no less than one year from the effective date of the Fund’s registration statement can be included in the fee table. It also requires that if a Fund provides disclosure relating to fee waivers and/or expense reimbursements, it should also disclose the period for which the expense reimbursement or fee waiver arrangement is expected to continue, including the expected termination date, and briefly describe who can terminate the arrangement and under what circumstances. Please ensure that any footnote to a Fund’s fee table complies with these requirements.

The Registrant has revised the disclosure for the applicable Funds to ensure that it complies with these requirements.

3.	Please address the following with respect to Thrivent Aggressive Allocation Fund:

a.	Disclose how the Fund is using an “aggressive” investment strategy and supplementally explain why use of “aggressive” in the Fund’s name is appropriate. Please make similar disclosures for the other Asset Allocation Funds, as well.

The Registrant uses the terms “aggressive,” “moderate,” and “conservative” in the names of the asset allocation Funds to indicate a desired risk tolerance along an efficient frontier, as generally aligned with Lipper peer group categories. These Funds pursue their investment strategies by generally maintaining specified allocations to debt and equity securities, as disclosed in the prospectus. Thrivent Aggressive Allocation Fund and Thrivent Moderately Aggressive Allocation Fund seek higher allocations to equities relative to debt to pursue higher risk or more “aggressive” strategies, while Thrivent Moderate Allocation Fund and Thrivent Moderately Conservative Allocation Fund seek comparatively higher allocations to debt securities relative to equities for a more “conservative” risk profile. The Registrant has added clarifying disclosure for these Funds.

b.	Please consider whether investing in debt securities is a principal investment strategy for this Fund.

The Fund’s target allocation to debt securities is 5% of its net assets. The Registrant typically considers an allocation of approximately 5% or more to a certain asset class to be a principal strategy. As a result, the Registrant believes that investment in debt securities is a principal investment strategy of the Fund.

c.	Please consider adding more detail to the description of the Fund’s principal investment strategies.

The Registrant believes that the description of the Fund’s principal investment strategies complies with Item 4(a) of Form N-1A. As an asset allocation fund, the Fund has exposure to a wide variety of asset classes. The Registrant believes that the current description of the Fund’s principal investment strategies strikes a balance of providing a summary of the asset classes in which the Fund invests, but not going into too much detail in violation of the plain English requirement.

The Registrant notes that the Fund’s disclosure has been reviewed numerous times by the Disclosure Review Staff since it launched in 2005, including twice within the past two years prior to the current filing (once in connection with the 485APOS filing by the Registrant on January 22, 2016 and once in connection with the 485APOS filing by Thrivent Series Fund, Inc. on February 10, 2017; Thrivent Series Fund has a series with substantially similar disclosure as the Fund). The Registrant believes that some deference should be given to the reviews provided by other members of the Disclosure Review Staff, especially those conducted within the recent past.

d.	Please ensure that the name, title, and length of service of Fund’s portfolio managers are disclosed.

The Registrant has included this information for each portfolio manager, in accordance with Item 5(b) of Form N-1A.

4.	Please address the following with respect to Thrivent Balanced Income Plus Fund:
a.	Confirm that the Fund will not hold more than 15% of its net assets in illiquid securities.

The Registrant confirms that no Fund will hold more than 15% of its net assets in illiquid securities.

b.	Please disclose how the Fund determines if a country is an emerging market country.

The Registrant has added the requested disclosure.

c.	Please consider adding more detail on the types of exchange-traded funds (ETFs) in which the Fund may invest.

The Registrant has described ETFs in applicable Fund summaries as investment companies that are generally designed to track the performance of a securities or other index, including industry, sector, country and region indexes. Further detail on the structure, regulatory treatment and risks associated with ETFs is included in the prospectus under “More about Investment Strategies and Risks” in accordance with Item 4 of Form N-1A. The Registrant also notes that the Funds typically do not have significant investments in ETFs and are not limited to any particular type of ETF other than the Fund’s investment strategy. Accordingly, the Registrant believes no additional disclosure is necessary.

5.	Thrivent Government Bond Fund’s investment objective may be changed without shareholder approval. Please confirm that any other Fund whose investment objective may be changed without shareholder approval discloses this ability.

The Registrant confirms that any Fund whose investment objective may be changed without shareholder approval discloses this ability.

6.	For Thrivent High Income Municipal Bond Fund, please explain what “fundamental, quantitative, and technical investment research techniques” are.

The Registrant has added the requested disclosure and notes that such terms are defined in the prospectus under “More about Investment Strategies and Risks—Glossary of Investment Terms.”

7.	For Thrivent High Yield Fund, please ensure that the Average Annual Total Returns table includes the returns of an appropriate broad-based securities market index.

The Registrant believes that the Bloomberg Barclays U.S. Corporate High Yield Bond Index is an appropriate broad-based securities market index for this Fund. Item 4(b)(2)(iii) of Form N-1A requires disclosure of returns of an appropriate broad-based securities market index, which is defined in Instruction 5 to Item 27(b)(7) as an index that is “administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used.” The Registrant believes that the index meets this standard and respectfully notes that several competitor high yield funds reference the Bloomberg Barclays U.S. Corporate High Yield Bond Index in their return table. The Registrant would be happy to provide such examples upon request.

8.	Please acknowledge that if any Fund changes the 80% test in its principal investment strategies it may need to change its name pursuant to Rule 35d-1.

The Registrant acknowledges that if any Fund changes the 80% test in its principal investment strategies it may need to change its name pursuant to Rule 35d-1.

9.	For all of the Funds with “Large Cap,” “Mid Cap,” or “Small Cap” in their names, please include a reasonable definition of such terms pursuant to footnote 43 of Release No. IC-24828.

The Registrant has added the requested disclosure.

10.	For any Fund for which the fees and expenses incurred indirectly by the Fund as a result of investment in shares of one or more Acquired Funds exceeds one basis point of average net assets of the Fund, please disclose the “Acquired Fund Fees and Expenses” in the Fund’s fee table.

The Registrant will disclose this information when applicable.

11.	For Thrivent Large Cap Growth Fund and Thrivent Large Cap Value Fund, if the Fund invests in foreign securities as a principal investment strategy, please so disclose. If it does not, please delete “Foreign Securities Risk” as a principal risk.

The Registrant has made the requested change.

12.	For Thrivent Large Cap Growth Fund and Thrivent Small Cap Growth Fund, if the Fund invests in technology companies as a principal investment strategy, please so disclose. If it does not, please delete “Technology-Oriented Companies Risk” as a principal risk.

The Registrant has made the requested change.

13.	For Thrivent Low Volatility Equity Fund, please confirm that the Fund does not invest in other investment companies or emerging market securities as a principal investment strategy.

The Registrant confirms that the Fund does not invest in other investment companies or emerging market securities as a principal investment strategy.

14.	For the Asset Allocation Funds, please break the first paragraph of the “Principal Strategies” section into multiple paragraphs.

The Registrant has made the requested change.

15.	For Thrivent Moderate Allocation Fund, if the Fund invests in leveraged loans as a principal investment strategy, please so disclose. If it does not, please delete “Leveraged Loan Risk” as a principal risk.

The Registrant has made the requested change.

16.	For Thrivent Opportunity Income Plus Fund, please consider disclosing “Emerging Markets Securities Risk” as a separate risk.

The Registrant has made the requested change.

17.	Please address the following with respect to Thrivent Partner Emerging Markets Equity Fund:
a.	Please explain if Hong Kong and Singapore are considered by the Fund to be emerging market countries.

The Registrant does not consider Hong Kong and Singapore to be emerging market countries based on the credit rating, political and economic stability and the development of the financial and capital markets in those countries, as described in the prospectus. The Registrant has revised the disclosure to clarify that they are not considered emerging market countries.

b.	Please confirm that if the Fund intends to concentrate its investments in a particular country or countries, the Fund will disclose the concentration as a principal strategy and add appropriate risk disclosure.

The Registrant confirms that it will add any such disclosure if applicable.

c.	Please confirm that if the Fund will invest more than 25% of its net assets in the sovereign debt of a particular country as a principal strategy, it will disclose the concentration as a principal strategy and add appropriate risk disclosure.

The Registrant does not invest in sovereign debt as a principal investment strategy.

18.	Please confirm that the Financial Highlights will be updated in the Fund’s effective registration statement.

The Registrant confirms that the Financial Highlights will be updated in the Fund’s effective registration statement.

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If you have any additional comments or questions, please feel free to contact me at (612) 844-4198.

Thank you,

/s/ Michael W. Kremenak

Michael W. Kremenak

Secretary and Chief Legal Officer